ORCKIT COMMUNICATIONS LTD.
                                       (An Israeli Corporation)
                                2003 CONSOLIDATED FINANCIAL STATEMENTS

                                      ORCKIT COMMUNICATIONS LTD.
                                       (An Israeli Corporation)
                                2003 CONSOLIDATED FINANCIAL STATEMENTS





                                          TABLE OF CONTENTS




                                                                      PAGE
             REPORT OF INDEPENDENT AUDITORS                            F-2
             CONSOLIDATED FINANCIAL STATEMENTS:
                 Balance sheets                                        F-3
                 Statements of operations                              F-4
                 Statements of changes in shareholders' equity         F-5
                 Statements of cash flows                              F-6
                 Notes to financial statements                      F-7 - F-26




            The amounts are stated in U.S. dollars ($) in thousands.


                                 ---------------

                        -------------------------------

                                 ---------------

                         REPORT OF INDEPENDENT AUDITORS



To the shareholders of

ORCKIT COMMUNICATIONS LTD.


We have audited the consolidated balance sheets of Orckit Communications Ltd. (the "Company") and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003 and the consolidated results of their operations, the changes in shareholders' equity and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.




Tel Aviv, Israel                                /S/ Kesselman & Kesselman
      February 22, 2004                    Certified Public Accountants (Isr.)





   Kesselman & Kesselman is a member of PricewaterhouseCoopers International
    Limited, a company limited by guarantee registered in England and Wales.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
                           CONSOLIDATED BALANCE SHEETS
                           (U.S. dollars in thousands)


                                                                                               December 31
                                                                                          ----------------------
                                                                                            2002          2003
                                                                                          ---------    ---------
                                            A S S E T S
CURRENT ASSETS:
    Cash and cash equivalents                                                             $  10,165    $  10,048
    Marketable securities  (note 10a)                                                        43,139       31,302
    Bank deposits (note 10d)                                                                 10,545          273
    Trade receivables (note 10b)                                                                786          147
    Other receivables (note 10c)                                                              2,443        1,596
    Inventories                                                                                 100          100
                                                                                          ---------    ---------
           T o t a l  current assets                                                         67,178       43,466
                                                                                          ---------    ---------
LONG-TERM INVESTMENTS:
    Marketable securities (note 10a)                                                         46,576       31,160
    Other (note 10d)                                                                          8,403        9,465
                                                                                          ---------    ---------
                                                                                             54,979       40,625
                                                                                          ---------    ---------
LONG-TERM LOAN TO A RELATED PARTY (note 2)                                                    7,000
                                                                                          ---------
PROPERTY AND EQUIPMENT - net  (note 3):                                                       6,070        2,093
                                                                                          ---------    ---------
DEFERRED ISSUANCE COSTS, net of accumulated amortization (note 1g)                              623          147
                                                                                          ---------    ---------
           T o t a l  assets                                                              $ 135,850    $  86,331
                                                                                          =========    =========
                               LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Trade payables                                                                        $   4,827    $   3,108
    Accrued expenses and other payables (note 10e)                                            7,158        5,878
                                                                                          ---------    ---------
           T o t a l current liabilities                                                     11,985        8,986
                                                                                          ---------    ---------
LONG-TERM LIABILITIES:
    Accrued severance pay (note 4)                                                            3,265        3,435
    Convertible subordinated notes (note 5)                                                  38,179       16,238
                                                                                          ---------    ---------
           T o t a l long-term liabilities                                                   41,444       19,673
                                                                                          ---------    ---------
COMMITMENTS (note 6)
                                                                                          ---------    ---------
           T o t a l liabilities                                                             53,429       28,659
                                                                                          ---------    ---------
SHAREHOLDERS' EQUITY (note 7):
    Share capital - ordinary shares of no par value and paid-in capital
       (authorized 10,000,000 shares; issued: December 31, 2002 - 4,979,593 shares;
       December 31, 2003 - 5,216,593 shares; outstanding: December 31, 2002 - 4,979,593
       shares; December 31, 2003 - 4,334,980 shares)                                        322,227      325,512
    Deferred compensation                                                                    (2,023)      (2,797)
    Accumulated deficit                                                                    (237,783)    (259,399)
    Treasury shares, at cost  (881,613 ordinary shares)                                                   (5,644)
                                                                                          ---------    ---------
           T o t a l  shareholders' equity                                                   82,421       57,672
                                                                                          ---------    ---------
           T o t a l liabilities and shareholders' equity                                 $ 135,850    $  86,331
                                                                                          =========    =========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (U.S. dollars in thousands, except per share data)



                                                           Year Ended December 31
                                                     -----------------------------------
                                                       2001         2002          2003
                                                     ---------    ---------    ---------
REVENUES (note 10f)                                  $ 141,647    $  53,420    $   1,683
COST OF REVENUES (note 10g)                            112,007       32,963          748
                                                     ---------    ---------    ---------
GROSS PROFIT                                            29,640       20,457          935
RESEARCH AND DEVELOPMENT EXPENSES - net (note 10h)      19,085       19,291       15,003
SELLING, GENERAL AND ADMINISTRATIVE
    EXPENSES                                            16,993       14,699       12,656
AMORTIZATION AND IMPAIRMENT OF GOODWILL (note 10i)      26,101
                                                     ---------    ---------    ---------
OPERATING LOSS                                         (32,539)     (13,533)     (26,724)
FINANCIAL INCOME  - net (note 10j)                      33,395       17,616        5,108
                                                     ---------    ---------    ---------
NET INCOME (LOSS) FOR THE YEAR                       $     856    $   4,083    $ (21,616)
                                                     =========    =========    =========

EARNINGS (LOSS) PER SHARE ("EPS") (note 10k):
    Basic                                            $   *0.18    $    0.83    $   (4.99)
                                                     =========    =========    =========
    Diluted                                          $   *0.18    $    0.79    $   (4.99)
                                                     =========    =========    =========
WEIGHTED AVERAGE NUMBER OF SHARES
    USED IN COMPUTATION OF EPS:
    Basic                                               *4,632        4,932        4,332
                                                     =========    =========    =========
    Diluted                                             *4,875        5,163        4,332
                                                     =========    =========    =========

* After giving retroactive effect to the one-for-five reverse share split, see note 7a(2).






     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           (U.S. dollars in thousands)


                                                                                    Share Capital
                                                                                  ------------------
                                                                                  Number of            Additional
                                                                                   Shares *             Paid-in      Deferred
                                                                               (In Thousands)  Amount   Capital    Compensation
                                                                                  ---------    -----   ---------    ----------
BALANCE AT JANUARY 1, 2001                                                            4,495    $ 663   $ 313,321
CHANGES DURING 2001:
    Net income
    Conversion of convertible subordinated notes into shares                             30        3         246
    Exercise of options granted to employees                                            350       44         723
    Deferred compensation related to employee stock option grants                                          7,214        (7,214)
    Amortization of deferred compensation related to employee
       stock option grants                                                                                               3,651
                                                                                  ---------    -----   ---------    ----------
BALANCE AT DECEMBER 31, 2001                                                          4,875      710     321,504        (3,563)
CHANGES DURING 2002:
    Net income
    Exercise of options granted to employees                                            105       13
    Amortization of deferred compensation related to employee
       stock option grants                                                                                               1,540
    Cancellation of ordinary shares par value                                                   (723)        723
                                                                                  ---------    -----   ---------    ----------
BALANCE AT DECEMBER 31, 2002                                                          4,980      -,-     322,227        (2,023)
CHANGES DURING 2003:
    Net loss
    Issuance of shares to employees, exchangeable to options, see note 7a(5)            600                2,496        (2,496)
    Exercise of options granted to employees                                            237                  112
        Acquisition of treasury stock                                                  (882)
    Exchange of shares into options, see note 7a(5)                                    (600)               1,284        (1,284)
    Amortization of deferred compensation related to employee
       stock option grants, net of elimination of paid-in capital in respect of
       employee stock option grants due to forfeiture                                                       (607)        3,006
                                                                                  ---------    -----   ---------    ----------
BALANCE AT DECEMBER 31, 2003                                                          4,335    $ -,-   $ 325,512    $   (2,797)
                                                                                  =========    =====   =========    ==========



                                                                                                                 TOTAL
                                                                                  ACCUMULATED      TREASURY   SHAREHOLDERS'
                                                                                    DEFICIT         SHARES       EQUITY
                                                                                  ------------    ----------    ---------
BALANCE AT JANUARY 1, 2001                                                        $   (242,722)                 $  71,262
CHANGES DURING 2001:
    Net income                                                                             856                        856
    Conversion of convertible subordinated notes into shares                                                          249
    Exercise of options granted to employees                                                                          767
    Deferred compensation related to employee stock option grants                                                     -,-
    Amortization of deferred compensation related to employee
       stock option grants                                                                                          3,651
                                                                                  ------------    ----------    ---------
BALANCE AT DECEMBER 31, 2001                                                          (241,866)                    76,785
CHANGES DURING 2002:
    Net income                                                                           4,083                      4,083
    Exercise of options granted to employees                                                                           13
    Amortization of deferred compensation related to employee
       stock option grants                                                                                          1,540
    Cancellation of ordinary shares par value                                                                         -,-
                                                                                  ------------    ----------    ---------
BALANCE AT DECEMBER 31, 2002                                                          (237,783)                    82,421
CHANGES DURING 2003:
    Net loss                                                                           (21,616)                   (21,616)
    Issuance of shares to employees, exchangeable to options, see note 7a(5)                                          -,-
    Exercise of options granted to employees                                                                          112
        Acquisition of treasury stock                                                                 (5,644)      (5,644)
    Exchange of shares into options, see note 7a(5)                                                                   -,-
    Amortization of deferred compensation related to employee
       stock option grants, net of elimination of paid-in capital in respect of
       employee stock option grants due to forfeiture                                                               2,399
                                                                                  ------------    ----------    ---------
BALANCE AT DECEMBER 31, 2003                                                      $   (259,399)   $   (5,644)   $  57,672
                                                                                  ============    ==========    =========

* The figures for 2001 are after giving retroactive effect to the one-for-five reverse share split, see note 7a(2).


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. dollars in thousands)


                                                                                Year Ended December 31
                                                                           --------------------------------
                                                                             2001        2002        2003
                                                                           --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss) for the year                                         $    856    $  4,083    $(21,616)
    Adjustments to reconcile net income (loss) to net cash provided by
        (used in) operating activities:
        Depreciation and amortization:
           Property and equipment                                             4,074       3,568       3,039
           Deferred charges                                                   3,411         393         139
        Impairment of property and equipment                                                          1,800
        Goodwill and other identifiable intangible assets impairment         23,400
        Trading marketable securities, net                                  (33,214)      1,596       4,623
        Gain from early extinguishment of convertible subordinated notes    (34,108)    (13,199)     (3,125)
        Interest on long-term investments                                                (1,245)     (2,019)
        Increase (decrease) in accrued severance pay                           (798)        105         170
       Amortization of deferred compensation related to employee
           stock option grants, net                                           3,651       1,540       2,399
        Changes in operating assets and liabilities:
           Decrease in trade receivables and other receivables               22,209       8,580       1,486
           Decrease in trade payables, accrued expenses
               and other payables                                           (31,564)     (7,954)     (2,999)
           Decrease in inventories                                           40,083       9,197         -,-
                                                                           --------    --------    --------
    Net cash provided by (used in) operating activities                      (2,000)      6,664     (16,103)
                                                                           --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                                       (2,415)     (1,842)       (862)
    Bank deposits, net                                                       33,015       2,565      10,272
    Funds in respect of accrued severance pay                                    (8)        758        (557)
    Long term investments                                                                              (499)
    Collection of long-term loan granted                                                 13,000       7,000
    Maturities of marketable securities held to maturity                                             26,310
    Purchase of marketable securities held to maturity                                  (35,596)     (1,667)
                                                                           --------    --------    --------
    Net cash provided by (used in) investing activities                      30,592     (21,115)     39,997
                                                                           --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Cost of acquisition of treasury shares                                                           (5,644)
    Exercise of options granted to employees                                    767          13         112
    Early extinguishment of convertible subordinated notes                  (17,825)    (14,488)    (18,479)
                                                                           --------    --------    --------
    Net cash used in financing activities                                   (17,058)    (14,475)    (24,011)
                                                                           --------    --------    --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         11,534     (28,926)       (117)
BALANCE OF CASH AND CASH EQUIVALENTS AT
    BEGINNING OF YEAR                                                        27,557      39,091      10,165
                                                                           --------    --------    --------
BALANCE OF CASH AND CASH EQUIVALENTS AT
    END OF YEAR                                                            $ 39,091    $ 10,165    $ 10,048
                                                                           ========    ========    ========

SUPPLEMENTARY DISCLOSURE OF CASH FLOW
    INFORMATION - CASH PAID DURING THE YEAR FOR:
    Interest                                                               $  6,527    $  3,152    $  1,077
                                                                           ========    ========    ========
    Advances to income tax authorities                                     $     40    $     96    $     95
                                                                           ========    ========    ========




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

     A.   GENERAL:

          1)   NATURE OF OPERATIONS

               Orckit Communications Ltd. ("Orckit") and its subsidiaries (together - the "Company") is an Israeli corporation that is engaged in the design, development, manufacture and marketing of advanced telecom equipment, targeting high capacity broadband services. In the reported years, substantially all of the Company's revenues were derived from the sale of ADSL (Asymmetric Digital Subscriber Line) broadband equipment. Revenues from this product line have decreased significantly and the Company does not expect to derive significant revenues from this product line.

               Orckit has initiated and funded a number of technology projects that are being developed by subsidiaries of Orckit, including the development, manufacturing and marketing of RPR-based telecom equipment by Corrigent Systems, and DSL-based telecom equipment by Spediant Systems.

          2)   FUNCTIONAL CURRENCY

               The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar"or "$"), since most of their revenues were and are expected to be earned in dollars, most purchases of materials and components are made in dollars, most of the financing activities of the Company are in dollars and most of its assets are denominated in dollars.

               Transactions and balances originally denominated in dollars are presented in their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used. Depreciation and amortization and changes in inventories derived from non-monetary items are based on historical exchange rates. The resulting currency transaction gains or losses are carried to financial income or expenses, as appropriate.

          3)   ACCOUNTING PRINCIPLES

               The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States.

          4)   USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

               The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

     B.   PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the financial statements of the Company and its subsidiaries.

          Intercompany balances and transactions have been eliminated.

     C.   MARKETABLE SECURITIES

          Marketable securities classified as trading securities are recorded at fair market value, with unrealized gains and losses included in financial income or expenses.

          Debt securities that the Company plans to and based on its assessment has the ability to, hold to maturity, are classified as "held to maturity" and are recorded at amortized cost. The premium or discount is amortized over the period to maturity and included in financial income.

     D.   PROPERTY AND EQUIPMENT:

          1)   These assets are stated at cost.

          2) The assets are depreciated by the straight-line method on the basis of their estimated useful life, as follows:



                                                                      Years
                                                                      -----
                  Computers, software and equipment                    3-5
                  Office furniture and equipment                      6-16



               Leasehold improvements are amortized by the straight-line method, over the term of the lease, or over the estimated useful life of the improvements - whichever is shorter.

     E.   IMPAIRMENT IN VALUE OF PROPERTY AND EQUIPMENT

          Effective January 1, 2002, the Company adopted FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 require that long-lived assets, held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

     F.   GOODWILL AND OTHER IDENTIFIABLE INTANGIBLE ASSETS

          Prior to January 1, 2002, the Company amortized goodwill and other identifiable intangible assets in equal annual installments, over a period of 3 years. In addition, the Company accounted for the impairment of goodwill and other identifiable intangible assets in accordance with FAS 121 "Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to be Disposed of". As a result, in 2001 the Company wrote off its remaining goodwill and other identifiable intangible assets.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          Effective January 1, 2002, the Company adopted FAS 142 "Goodwill and Other Intangibles Assets". However, the Company had neither goodwill nor other identifiable intangible assets in 2002. Accordingly, this adoption has no effect on the results of operations for 2002 and 2003.

          The following table illustrates the Company's net income adjusted to eliminate the effect of goodwill amortization expense for 2001:



                                         Year Ended December 31
                                   ----------------------------------
                                     2001 *      2002         2003
                                   ---------   ---------   ----------
                                 In Thousands, Except for Per Share Data
                                   ----------------------------------
Net income (loss), as reported     $     856   $   4,083   $  (21,616)
Add back - goodwill amortization       2,701         -,-          -,-
                                   ---------   ---------   ----------
Adjusted net income (loss)         $   3,557   $   4,083   $  (21,616)
                                   =========   =========   ==========
Earnings (loss) per share:
    Basic - as reported            $    0.18   $    0.83   $    (4.99)
    Basic - adjusted               $    0.77   $    0.83   $    (4.99)
    Diluted - as reported          $    0.18   $    0.79   $    (4.99)
    Diluted - adjusted             $    0.73   $    0.79   $    (4.99)



               * The entire unamortized balance of goodwill, in the amount of $23.4 million, was written off in 2001, see also note 10i.

     G.   DEFERRED ISSUANCE COSTS

          Issuance costs of convertible subordinated notes, in the original amount of $ 4,531,000, are amortized by the straight-line method, in proportion to the balance of notes outstanding, over the period from issuance date to the maturity date. Upon the retirement of any notes, the unamortized balance is adjusted proportionately.

     H.   TREASURY SHARES

          Company shares purchased by the Company are presented as a reduction of shareholders' equity, at their cost to the Company.

     I.   REVENUE RECOGNITION

          Revenues from sales of products are recognized when title passes to the customer, provided that appropriate signed documentation of the arrangement, such as a contract, purchase order or letter of agreement, has been received, the fee is fixed or determinable and collectibility is reasonably assured.

     J.   PROVISION FOR SERVICING PRODUCTS UNDER WARRANTY

          The Company grants warranty servicing for products sold. The Company provides for such warranty at the time revenues from the related sales are recognized. The annual provision is calculated as a percentage of the sales, based on historical experience.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

     K.   RESEARCH AND DEVELOPMENT EXPENSES

          Research and development expenses are charged to income as incurred. Governments grants received for development of projects are recognized as a reduction of the expenses.

     L.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance in respect of trade receivables has been determined for specific debts doubtful of collection, see note 10b.

     M.   CASH EQUIVALENTS

          The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

     N.   EARNINGS (LOSS) PER SHARE

          Basic earning per share is computed by dividing the net income (loss) by the weighted average number of shares outstanding during each year, net of treasury and restricted shares.

          In computing diluted earning per share, the potential dilutive effect of outstanding stock options was taken into account using the treasury stock method. See also note 10k.

          Weighted average number of ordinary shares outstanding used in the computation of the basic and diluted net income (loss) per share has been calculated after giving retroactive effect in all the reported periods to a one-for-five reverse share split effective as of November 27, 2002 (see note 7a(2)).

     O.   COMPREHENSIVE INCOME

          The Company has no comprehensive income components other than net income (loss).

     P.   STOCK BASED COMPENSATION

          The Company accounts for employee stock based compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting (see also note 7a(5)). In accordance with Statement of Financial Accounting Standards ("FAS") No. 123 of the Financial Accounting Standards Board of the United States ("FASB") - "Accounting for Stock-Based Compensation" the Company discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value-based method defined in FAS 123.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          The following table illustrates the effect on net income (loss) and earnings (loss) per share assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation

                                            Year Ended December 31
                                      -----------------------------------
                                        2001         2002          2003
                                      --------    ---------    ----------
                                    In Thousands, Except for Per Share Data
                                      -----------------------------------
Net income (loss), as reported        $    856    $   4,083    $  (21,616)
Add: stock based employee
    Compensation expense,
    included in reported net income
    (loss)                               3,651        1,540         2,399
Deduct: stock based employee
    Compensation expense
    determined under fair value
    method for all awards              (10,824)      (2,916)       (3,177)
                                      --------    ---------    ----------
Pro forma net income (loss)           $ (6,317)   $   2,707    $  (22,394)
                                      ========    =========    ==========


Earnings (loss) per share:
    Basic - as reported               $   0.18    $    0.83    $    (4.99)
    Basic - pro forma                 $  (1.15)   $    0.55    $    (5.17)
    Diluted - as reported             $   0.18    $    0.79    $    (4.99)
    Diluted - pro forma               $  (1.15)   $    0.52    $    (5.17)



     Q.   DEFERRED INCOME TAXES

          Deferred taxes are determined utilizing the asset and liability method, based on the estimated future tax effects differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are included in respect of deferred tax assets when it is more likely than not that no such assets will be realized (see also note 8).

     R.   SHIPPING AND HANDLING FEES AND COSTS

          Shipping and handling costs are classified as a component of cost of revenues.

     S. ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY

          In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (FAS 150). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise (except for certain instruments) is effective at the beginning of the first interim period beginning after June 15, 2003. Effective July 1, 2003, the Company adopted FAS 150. The adoption of FAS 150 did not have a material effect on the company's financial position or results of operations.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

     T.   GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES

          In November 2002, the FASB issued Interpretation No. 45, " Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others " ("FIN 45"). FIN 45 requires that a liability be recorded on the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued.
          For U.S. GAAP purposes, the company has applied the recognition provisions of FIN 45 prospectively to guarantees issued or modified after December 31, 2002 as required by the interpretation. The recognition provisions of FIN 45 did not have a material effect on the company's consolidated financial statements. See note 10e for additional disclosures required under FIN 45.

     U.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

          1)   FIN 46 AND FIN 46 (REVISED)

               In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). Under FIN 46, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (VIEs) and how to determine when a business enterprise should include the assets, liabilities, non controlling interests, and results of activities of a VIE in its consolidated financial statements. Since issuing FIN 46, the FASB has proposed various amendments to the Interpretation and has deferred its effective dates. Most recently, in December 2003, the FASB issued a revised version of FIN 46 (FIN 46-R), which also provides for a partial deferral of FIN 46. This partial deferral established the effective dates for public entities to apply FIN 46 and FIN 46-R based on the nature of the variable interest entity and the date upon which the public company became involved with the variable interest entity. In general, the deferral provides that (i) for variable interest entities created before February 1, 2003, a public entity must apply FIN 46-R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, if the variable interest entity is a special purpose entity, and (ii) for variable interest entities created after January 31, 2003, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.
               The Company has currently no variable interests in any VIE. Accordingly, the Company believes that the adoption of FIN 46 and FIN 46-R will not have material impact on its financial position, results of operations and cash flows.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          2)   FAS 132 (REVISED)

               In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 ("FAS 132 (revised 2003)") ". This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans.
               Part of the new disclosures provisions are effective for 2003 calendar year-end financial statements, and accordingly have been applied by the company in these consolidated financial statements. The rest of the provisions of this Statement, which have a later effective date, are currently being evaluated by the Company.

     V.   RECLASSIFICATIONS

          Certain comparative figures have been reclassified to conform to the current year presentation.


NOTE 2 - LONG-TERM LOAN TO A RELATED PARTY

     In 2000, a loan agreement was entered into with Tikcro Technologies Ltd. ("Tikcro", previously known as Tioga Technologies Ltd.) as part of the spin-off of the Company's semiconductor business to Tikcro. The agreement provided for borrowings in the amount of up to $20 million with loans bearing interest at rate of approximately 6% per annum. Tikcro borrowed $20 million under this loan agreement.

     During 2002, Tikcro repaid $ 13.0 million in principal amount of the loan. In 2003, Tikcro paid the remaining principal balance outstanding on the loan plus accrued interest.


NOTE 3 - PROPERTY AND EQUIPMENT

     Composition of assets, grouped by major classification, is as follows:



                                           December 31
                                        -----------------
                                        2002           2003
                                        -------   -------
                                           In Thousands
                                        -----------------
Cost:
    Computers, software and equipment   $16,090   $16,931
    Office furniture and equipment        1,375     1,380
    Leasehold improvements                2,175     2,190
                                        -------   -------
                                        $19,640   $20,501
                                        -------   -------
Less - accumulated depreciation
    and amortization                     13,570    18,408
                                        -------   -------
                                        $ 6,070   $ 2,093
                                        =======   =======

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - PROPERTY AND EQUIPMENT (continued):

     Depreciation expenses totaled $ 4,074,000, $ 3,568,000 and $ 3,039,000 in the years ended December 31, 2001, 2002 and 2003, respectively.

     In addition, the Company recorded an impairment of property and equipment in the amount of approximately $1.8 million, representing write-off of property and equipment relating to the ADSL product line (see also note 1a)


NOTE 4 - SEVERANCE PAY:

     A. Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company's severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month's salary for each year worked) is reflected by the balance sheet accrual under "accrued severance pay". The Company records the liability as if it were payable at each balance sheet date on an undiscounted basis.

          The liability is partly funded by purchase of insurance policies or pension funds and the amounts funded are included in the balance sheet under "long term investments - other". The policies are the Company's assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees. The amounts funded as of December 31, 2002 and 2003 are approximately $ 2,150,000 and $ 2,707,000, respectively.

          In several of the Company's agreements, the Company makes regular deposits with the insurance companies for securing the employee rights upon retirement. Thus, in accordance with these agreements, the Company is fully relieved from any severance pay liability. The liability accrued in respect of these employees and the amounts funded, as of the agreement date, are not reflected in the balance sheets, since the amounts funded are not under the control and management of the Company.

     B. The amounts of pension and severance pay expense were $ 1,001,000, $ 844,000 and $ 776,000 for the years ended December 31, 2001, 2002 and 2003, respectively, of which $ 15,000 in 2003 was in respect of the insurance policies that were expensed but not reflected in the balance sheet as described above.

     C. The Company expects to contribute in 2004, $ 900,000 to the insurance companies and pension funds, in respect of its severance pay liabilities expected for 2004 operations.

NOTE 5 - CONVERTIBLE SUBORDINATED NOTES:

     A. Under an Offering Memorandum dated March 7, 2000, the Company issued $ 125,000,000 principal amount of convertible subordinated notes (the "Notes") that are due on April 1, 2005. The Notes bear interest at an annual rate of 5.75% payable April 1 and October 1 of each year. Unless previously redeemed, the Notes are convertible by the holder at any time through maturity into ordinary shares of the Company and Tikcro. The conversion rate is equal to 2.34962 ordinary shares of Orckit plus 11.7481 ordinary shares of Tikcro for each $ 1,000 principal amount of Notes. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 1, 2003 at the redemption price, plus interest accrued to the redemption date. Each holder of Notes will have the right to cause the Company to purchase all of such holder's Notes in the event of a change of control in the Company, for cash or shares, at the election of the Company.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - CONVERTIBLE SUBORDINATED NOTES (continued):

     B.   EARLY EXTINGUISHMENT OF THE NOTES

          During 2001, 2002 and 2003, the Company retired $ 53.6 million, $ 28.2 million and $ 22.0 principal amount of the Notes. As of December 31, 2003, the total principal amount of Notes outstanding was $ 16.2 million.

          The Company has recorded in financial income gains of $ 34.1 million, $ 13.2 million and $ 3.1 million from early extinguishments of Notes in the years ended December 31, 2001, 2002 and 2003, respectively.

     C. In January 2003, the Company repurchased from Clal Electronic Industries Ltd. ("Clal"), at the time a related party, 616,590 of Orckit's ordinary shares and $12.5 million principal amount of Orckit's Notes for a total consideration of approximately $14.7 million in cash. The Company attributed $11 million of the consideration to the principal amount of the Notes and accrued interest and $ 3.7 million of the consideration to the repurchase of the shares.

     D. On January 15, 2004, Orckit announced that its Board of Directors had approved the redemption of all of the outstanding Notes. The redemption price is equal to the principal amount of the Notes plus accrued and unpaid interest to the redemption date. The Notes are expected to be redeemed in full on April 1, 2004.

NOTE 6 - COMMITMENTS:

     A.   ROYALTY COMMITMENT

          The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products funded, in part, by Government grants. At the time the grants were received, successful development of the related projects was not assured.

          In the case of failure of a project that was partly financed by royalty-bearing Government participations, the Company is not obligated to pay any royalties to the Government.

          The royalty rate, based on the sales of products or development resulting from funded research and development projects, was fixed at 3% during the first three years and 4-5% thereafter. Royalties are payable up to 100% of the amount of such grants, with the addition of annual interest based on LIBOR. The total aggregate contingent liability of the Company and its subsidiaries in respect of royalties to the Government of Israel at December 31, 2003 was approximately $12 million.

          In the event that any of the manufacturing rights or technology are transferred out of Israel, subject to the approval of the Government of Israel, the Company would be required to pay royalties at a higher rate and an increased aggregate pay back amount in the range of 120% to 300% of the grants received, based on the applicable project.

     B.   LEASE COMMITMENTS

          The Company has entered into one main operating lease agreement for the premises it uses. The Company has an option to terminate this agreement by giving a six month notice in advance.
          The projected annual rental payments for 2004, at rates in effect at December 31, 2003, are approximately $ 500,000.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - SHAREHOLDERS' EQUITY:

     A.   SHARE CAPITAL:

          1) The Company's ordinary shares are traded in the United States on the Nasdaq National Market, under the symbol "ORCT". As of April 2002, the Company's ordinary shares also began to trade on the Tel-Aviv Stock Exchange.

          2)   REVERSE SHARE SPLIT

               On November 12, 2002, the Company's shareholders approved a one-for-five reverse share split, pursuant to which every five ordinary shares were combined into one ordinary share. Prior to the reverse share split, the shareholders of the Company approved an amendment to the Article of Association of the Company, changing the Ordinary Shares of NIS 0.10 par value into Ordinary Shares with no par value. All share and per share data included in these financial statements have been retroactively adjusted to reflect the one-for-five reverse share split, which was effective as of November 27, 2002. The conversion ratio of the Notes and the number of options and their exercise price were adjusted as a result of the reverse share split.

          3)   TREASURY SHARES

               During 2003, the Company acquired 881,613 ordinary shares of the Company at a cost of $ 5,644,000 (see also note 5c).

          4)   EXERCISE OF OPTIONS

               Under the Employee Share Option Plan (see b. below), options to purchase 349,907, 105,466, and 237,368 ordinary shares were exercised in the years ended December 31, 2001, 2002 and 2003, respectively.

          5) In January 2003, the Company adopted the "Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan" (the "2003 Plan"). Pursuant to the 2003 Plan and subject to applicable laws and regulations, the Company issued, for no consideration, 600,000 of its ordinary shares to employees of its subsidiaries, excluding directors of the Company. The shares were duly authorized and validly issued, fully paid and nonassessable. The shares were deposited with a trustee and were to vest after a period of 3 years. According to the 2003 Plan, the shares issued may be exchanged at any time by the Company, in its discretion, for a number of options to purchase shares of the applicable subsidiary.

               During 2003, 60,000 shares were forfeited and 540,000 shares were exchanged to options to purchase shares of subsidiaries. The accounting treatment applied in respect of the plan is variable accounting until the exchange occurred. Accordingly, compensation in respect of the grant of the shares was measured according to the share price of Orckit and updated to reflect the changes in the share price through the date of the exchange. The compensation measured totaled approximately $ 3.8 million, which is to be amortized over the vesting period of the options granted, of which in 2003 approximately $1.3 was amortized. Upon the exchange, the plan became a fixed plan and the compensation was fixed according to the share price of Orckit on that date. At the date of exchange, the intrinsic value of options to purchase shares of subsidiaries that employees received was zero.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 - SHAREHOLDERS' EQUITY (continued):

     B.   EMPLOYEE SHARE OPTION PLAN:

          1) On February 18, 1994, the Company's Board of Directors approved an Employee Share Option Plan (the "Plan"). The total aggregate number of shares authorized for which options could be granted under the Plan (as amended in 2003) was 2,198,047 at December 31, 2003, of which options to purchase 132,007 and 457,723 shares, at December 31, 2002 and 2003, respectively, were available for future grant. With respect to options outstanding at December 31, 2003, see (2) below. Each option can be exercised to purchase one ordinary share having the same rights as the other ordinary shares. The shares underlying these options were registered with the United States Securities and Exchange Commission.

               The options usually vest linearly over a period of up to 5 years as determined on the date of grant.

          2) A summary of the status of the Plan as of December 31, 2001, 2002 and 2003, and changes during the years ended on those dates is presented below.



                                                                Year Ended December 31
                                          ---------------------------------------------------------------------
                                                2001(1)                  2002                        2003
                                          -------------------   ------------------------    -------------------
                                                       Weighted                Weighted                  Weighted
                                                       Average                 Average                   Average
                                                       Exercise                Exercise                  Exercise
                                            Number      Price     Number        Price         Number      Price
                                          ----------    -----   ----------    ----------    ----------    -----
Options outstanding at beginning
    of year                                1,257,537    $10.2      829,429    $      6.7       837,723    $ 7.2
Changes in options during the year:
    Granted, at market value                 255,420    $ 5.0      190,000    $      3.6       232,500    $ 3.5
    Exercised                               (349,907)   $ 2.3     (105,466)                   (237,368)   $ 0.5
    Forfeited                               (333,621)   $23.2      (76,240)   $      1.7      (158,216)   $ 4.2
                                          ----------            ----------                  ----------
Options outstanding at year-end              829,429    $ 6.7      837,723    $      7.2       674,639    $ 9.0
                                          ==========            ==========                  ==========
Options exercisable at year-end              327,355    $12.3      431,903    $     10.8       399,411    $12.9
                                          ==========            ==========                  ==========
Weighted average fair value of
    options granted during the year (2)                 $ 7.5                 $      3.8                  $ 4.0
                                                        =====                 ==========                  =====


               (1) In 2001, options to purchase 720,000 shares granted during 2001 and earlier years, with a weighted average exercise price of $30.50 per share, were re-priced to the par value of the ordinary shares.

               (2) The fair value of each option grant is estimated on the date of grant, inter alia, using the Black-Scholes option-pricing model with the following weighted average assumptions:
                    Dividend yield is 0% for all years, expected volatility:
                    2001 - 115%; 2002 - 81%; 2003 - 59%. Risk-free interest
                    rate: 2001 - 4.00%; 2002 - 4.00%; 2003 1.5% and average
                    expected life of approximately 3 years.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - SHAREHOLDERS' EQUITY (continued):

          3) The following table summarizes information about options outstanding at December 31, 2003:

                           Options Outstanding                                      Options Exercisable
---------------------------------------------------------------------     ------------------------------------
                    Number             Weighted                               Number
                Outstanding At         Average          Weighted           Exercisable At         Weighted
   Range of       December 31,         Remaining         Average             December 31,         Average
Exercise Price      2003 (1)       Contractual Life    Exercise Price           2003           Exercise Price
--------------      --------       ----------------    --------------           ----           --------------
   $                                     YEARS                $                                       $
   -                                     -----                -                                       -
  0                 200,318               6.2                  0               158,493                  0
 3-7                265,840               9.4                3.5                49,570                3.5
 8-15                36,000               8.3                8.3                19,375                8.3
20-30                83,759               4.4               21.6                83,760               21.6
30-60                88,722               5.6               34.1                88,213               34.1
                    -------                                                    -------
                    674,639                                  9.0               399,411               12.9
                    =======                                                    =======


               (1) Including options to purchase 200,000 ordinary shares at a weighted average exercise price of $3.1 that were granted to directors of the Company.

     C.   GRANT OF STOCK AND OPTION PLANS OF SUBSIDIARIES

          The Board of Directors of the Company's subsidiaries, Corrigent Systems and Spediant Systems, approved employee share option plans (the "Corrigent Subsidiary Plan", the "Spediant Subsidiary Plan", and together, the "Subsidiaries Plans"). Each of Corrigent Systems and Spediant Systems has granted, and reserved for grant, shares and options under its respective Subsidiary Plan and other plans, as applicable, to its employees, officers and directors and to personnel of Orckit, including employees, officers and directors of Orckit. As determined by the respective stock option committee, the exercise price of options granted is zero which represents the value of the shares on grant day. The vesting period of options granted is up to four years from the date of grant. As of December 31, 2003, on a fully diluted basis, Orckit `s holding in each of Corrigent and Spediant was approximately 70%.

          The intrinsic value and the weighted fair value of options granted by the subsidiaries is $ 0. Accordingly, no compensation expense in respect of the options granted was recorded other than $ 1.3 million amortization of compensation measured upon exchange of Orckit shares, see a(5) above.

     D.   DIVIDENDS

          In the event cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 - SHAREHOLDERS' EQUITY (continued):

     E.   SHAREHOLDER BONUS RIGHTS PLAN

          On November 21, 2001, the Company's Board of Directors adopted a Shareholder Bonus Rights Plan (the "Rights Plan") pursuant to which share purchase bonus rights (the "Rights") were distributed on December 6, 2001 at the rate of one Right for each of the Company's ordinary shares held by shareholders of record as of the close of business on that date.

          The Rights Plan is intended to help ensure that all of the Company's shareholders are able to realize the long-term value of their investment in the Company in the event of a potential takeover which does not reflect the full value of the Company and is otherwise not in the best interests of the Company and its shareholders. The Rights Plan is also intended to deter unfair or coercive takeover tactics.

          The Rights generally will be exercisable and transferable apart from the Company's ordinary shares only if a person or group becomes an "Acquiring Person" by acquiring beneficial ownership of 15% or more of the Company's ordinary shares, subject to certain exceptions set forth in the Rights Plan, or commences a tender or exchange offer upon consummation of which such person or group would become an Acquiring Person. Subject to certain conditions described in the Rights Plan, once the Rights become exercisable, the holders of Rights, other than the Acquiring Person, will be entitled to purchase ordinary shares at a discount from the market price.


NOTE 8 - TAXES ON INCOME:

     A. TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959 (the "law")

          Under the law, by virtue of the "approved enterprise" status granted to its enterprise, the Company is entitled to various tax benefits, including the following:

          1)   REDUCED TAX RATES

               The period of tax benefits is 7 years, commencing in the first year which the Company earns taxable income from the approved enterprise, subject to certain limitations. Income derived from the approved enterprise is tax exempt for a period of 2 years, after which the income from these enterprises is taxable at the rate of 25% for 5 years, the remainder of the period of tax benefits.

          2)   CONDITIONS FOR ENTITLEMENT TO THE BENEFITS

               The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli consumer price index (the "Israeli CPI") and interest.

               In the event of distribution of cash dividends out of income which was tax exempt as above, the Company would have to pay 25% tax in respect of the amount distributed.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 8 - TAXES ON INCOME (continued):

     B. MEASUREMENT OF THE RESULTS FOR TAX PURPOSES UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985

          Results for tax purposes are measured on a real basis - adjusted for the increase in the Israeli CPI. As explained in note 1a(3), the financial statements are presented in dollars. The difference between the change in the Israeli CPI and the NIS-dollar exchange rate - both on annual and cumulative bases - causes a difference between taxable income and income reflected in these financial statements.

          Paragraph 9 (f) of FAS 109, "Accounting for Income Taxes", prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

     C.   TAX RATES APPLICABLE TO INCOME FROM OTHER SOURCES:

          1)   INCOME FROM OTHER SOURCES IN ISRAEL

               Income not eligible for approved enterprise benefits mentioned in
               a. above is taxed at the statutory corporate rate of 36%.

          2)   INCOME OF NON-ISRAELI SUBSIDIARIES

               Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence.

     D.   DEFERRED INCOME TAXES

          At December 31, 2003, the Company and it subsidiaries had accumulated tax losses amounting to approximately $ 130 million (December 31, 2002
          - approximately $88 million) and carryforward capital losses for tax purposes of approximately $ 40 million (December 31, 2002 - $ 35 million). These losses are mainly denominated in NIS, linked to the Israeli CPI and are available indefinitely to offset future taxable business income. The Company and each of its subsidiaries are assessed on a stand-alone basis, hence accumulated tax losses in each of the entities can offset future taxable business income in the entity they were generated.

          At December 31, 2003, the Company and its subsidiaries had net deferred tax asset (mostly in respect of carryforward losses and capital losses), in the amount of approximately $ 44 million (December 31, 2002 - approximately $40 million; December 31, 2001 - approximately $36 million). A valuation allowance for the entire amount of such asset was set up, and consequently no deferred tax asset is recorded in the balance sheet, since it is more likely than not that the deferred tax assets will not be realized in the foreseeable future.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 8 - TAXES ON INCOME (continued):

     E.   TAX RATE RECONCILIATION

          In 2003, the main reconciling item from the statutory tax rate of the Company (36%, representing a theoretical tax benefit of approximately $ 8 million) to the effective tax rate (0%) is the non-recognition of tax benefits in respect of tax losses incurred in the reported year. In 2002 and 2001, the main reconciling item from the statutory tax rate of the Company (36%, representing theoretical tax expenses of approximately $ 1.5 million and $300,000 respectively) to the effective tax rate (0%) is the utilization of carryforward tax losses for which deferred taxes were not created in previous years.

     F.   TAX ASSESSMENTS

          The Company has received final assessments through the year ended December 31, 2000.


NOTE 9 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

     A.   BALANCES IN NON-DOLLAR CURRENCIES:

          1)   As follows:

                         December 31, 2003
                         -----------------
                           in Thousands
                           ------------
                Assets        4,979
                              -----
                Liabilities   8,290
                              =====



               The above mainly represents balances in Israeli currency.

          2)   Data regarding the rate of exchange and the Israeli CPI:

                                                                          Year Ended December 31
                                                                       ----------------------------
                                                                       2001         2002      2003
                                                                       -----        -----     -----
                Rate of devaluation (evaluation) of the Israeli
                    Currency against the dollar                         9.3%       7.3%      (7.6)%
                Rate of increase (decrease) in the Israeli CPI          1.4%       6.5%      (1.9)%
                Exchange rate at end of year - $ 1=                  NIS 4.416  NIS 4.737  NIS 4.379

     B.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The fair value of financial instruments included in working capital and of the Notes is usually identical or close to their carrying value.

          As to the fair value of the Company's securities that are held to maturity, see note 10a(2).

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 9 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

     C.   CONCENTRATIONS OF CREDIT RISKS

          At December 31, 2002 and 2003, primarily all of the Company's and its subsidiaries' cash and cash equivalents were held by Israeli and International bank institutions. Primarily all of the Company's marketable securities were held by international bank institutions. Such securities represented debentures issued by a number of corporations. The Company evaluates on a current basis its financial exposure with any financial institution or commercial issuer.

          The Company is of the opinion that the exposure to credit risk relating to trade receivables is limited. An appropriate allowance for doubtful accounts is included in the accounts.


NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

     BALANCE SHEETS:

     A.   MARKETABLE SECURITIES:

          1)   TRADING SECURITIES

               At December 31, 2003, the Company held trading securities in the amount of $ 20.5 million (December 31, 2002 - $ 25.1 million). These securities are classified as short-term investments.

          2)   HELD-TO-MATURITY TRADABLE SECURITIES

               The securities mature over the following years:

                                                           December 31
                                                       -----------------
                                                         2002      2003
                                                       -------   -------
                                                          in Thousands
                                                       -----------------
                                                        Carrying Amounts
                                                       -----------------
                Classified as short-term investments   $16,856   $10,054
                Due after 1 year up to 4 years          46,576    31,160
                                                       -------   -------
                                                       $63,432   $41,214
                                                       =======   =======


               At December 31, 2003, the fair value of the Company's held-to-maturity tradable securities is $ 42.2 million (December 31, 2002 - $ 64.1 million). The difference between the carrying amounts and the fair value is a result of unrealized gains in the amount of approximately $1 million (December 31, 2002 - $700,000).

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):


                                                                 December 31
                                                               ------------------
                                                                2002        2003
                                                               -------    -------
                                                                  in Thousands
                                                               ------------------
        B. TRADE RECEIVABLES:

                      Open accounts                            $   869    $   230
                      Less - allowance for doubtful accounts        83         83
                                                               -------    -------
                                                               $   786    $   147
                                                               =======    =======
                  Allowance for doubtful accounts:
                      Balance at beginning of year             $   549    $    83
                      Increase (decrease) during the year         (466)
                                                               -------    -------
                      Balance at end of year                   $    83    $    83
                                                               =======    =======
        C. OTHER RECEIVABLES

                      Employees and employee institutions      $   133    $    63
                      Government of Israel                         813        996
                      Prepaid expenses                             778        493
                      Sundry                                       719         44
                                                               -------    -------
                                                               $ 2,443    $ 1,596
                                                               =======    =======


     D.   BANK DEPOSITS

               At December 31, 2003, the Company had short-term bank deposits - denominated in dollars in the amount of $ 300,000, and long-term bank deposits - denominated in dollars and bearing annual interest at a fixed rate of 4.42% - in the amount of $ 6.3 million.

     E.   ACCRUED EXPENSES AND OTHER PAYABLES:


                                                                      December 31
                                                                    ---------------
                                                                     2002     2003
                                                                    ------   ------
                                                                      in Thousands
                                                                    ---------------
                Employees and employee institutions                 $1,375   $2,088
                Provision for vacation pay                           1,654    2,162
                Provision for servicing products under warranty *    1,218      434
                Accrued royalties                                      772      122
                Accrued interest                                       549      233
                Sundry                                               1,590      839
                                                                    ------   ------
                                                                    $7,158   $5,878
                                                                    ======   ======

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):


                                                                                December 31
                                                                            ------------------
                                                                              2002      2003
                                                                            -------    -------
                                                                               in Thousands
                                                                            ------------------
        * The changes in the balance during the year:
                 Balance at beginning of year                               $ 2,330    $ 1,218
                 Payments made under the warranty                              (122)       (98)
                 Product warranties issued for new sales                        658         34
                 Changes in accrual in respect of pre-existing warranties    (1,648)      (720)
                                                                            -------    -------
                 Balance at end of year                                     $ 1,218    $   434
                                                                            =======    =======


     STATEMENTS OF OPERATIONS:

     F.   SEGMENT INFORMATION AND REVENUES FROM PRINCIPAL CUSTOMERS

          The Company operates in one operating segment.

          Disaggregated financial data is provided below as follows: (1) revenues by geographic area; and (2) revenues from principal customers:

          1)   GEOGRAPHIC INFORMATION

               Following is a summary of revenues by geographic area. The Company sells its products mainly to telecommunications carriers. Revenues are attributed to geographic areas based on the location of the end users as follows:


                                      Year Ended December 31
                                  ------------------------------
                                    2001       2002        2003
                                  --------   --------   --------
                                          in Thousands
                                  ------------------------------
                Israel            $  2,268   $    463   $     35
                United States      111,336     44,811
                Europe              23,319      7,601      1,510
                Other countries      4,724        545        138
                                  --------   --------   --------
                                  $141,647   $ 53,420   $  1,683
                                  ========   ========   ========


               Most of the Company's property and equipment are located in Israel.

               2) Revenues from principal customers - revenues from single customers each of which exceeds 10% of total revenues in the relevant year:



                                 Year Ended December 31
                             ------------------------------
                               2001       2002        2003
                             --------  --------   --------
                                     in Thousands
                             ------------------------------
                Customer A   $ 111,208   $ 43,912
                               =======     ======
                Customer B   $ 20,973    $  7,209   $   530
                               =======     ======     =====

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

     G.   COST OF REVENUES:

                                                                  Year Ended December 31
                                                              ------------------------------
                                                                2001       2002       2003
                                                              --------   --------   --------
                                                                       in Thousands
                                                              ------------------------------
                      Materials consumed, subcontractors
                          and other production expenses (*)   $ 84,136   $ 27,702   $    533
                      Payroll and related expenses               3,517      1,207
                      Depreciation                                 631        174        199
                      Decrease in inventories of products
                          in process and finished products      23,723      3,274
                      Other                                                   606         16
                                                              --------   --------   --------
                                                              $112,007   $ 32,963   $    748
                                                              ========   ========   ========
     H.   RESEARCH AND DEVELOPMENT EXPENSES - NET:
                 Total expenses                               $ 22,429   $ 22,266   $ 20,803
                 L e s s - grants and participations,
                     see note 7                                  3,344      2,975      5,800
                                                              --------   --------   --------
                                                              $ 19,085   $ 19,291   $ 15,003
                                                              ========   ========   ========


          (*) Including purchases from Tikcro, which amount to $ 1,418,000 and $ 200,000 for the years ended December 31, 2001 and 2002, respectively.

     I.   AMORTIZATION AND IMPAIRMENT OF GOODWILL

          In 2001, the Company elected to halt operations of an acquired subsidiary and filed a request in the Israeli district court for liquidation of its assets and debts. As a result, an amount of $23.4 million which represented all outstanding unamortized goodwill and other intangible assets was written off by the Company.

     J.   FINANCIAL INCOME - NET:

                                                                    Year Ended December 31
                                                                 ----------------------------
                                                                  2001       2002     2003
                                                                 -------   -------   -------
                                                                         in Thousands
                                                                 ----------------------------
                Income:
                    Interest on bank deposits                    $ 3,184   $ 1,207   $   557
                    Gain and interest on marketable securities     2,567     3,819     2,883
                    Gain from early extinguishments of notes      34,108    13,199     3,125
                    Interest on long-term loan (see note 2)                  2,885       114
                    Other                                            595       198        62
                                                                 -------   -------   -------
                                                                 $40,454   $21,308   $ 6,741
                                                                 =======   =======   =======

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

                                                                 Year Ended December 31
                                                               ---------------------------
                                                                2001      2002      2003
                                                               -------   -------   -------
                                                                     in Thousands
                                                               ---------------------------
                Expenses:
                    Interest in respect of convertible
                        subordinated notes                     $ 5,862   $ 3,086   $ 1,114
                    Amortization of convertible subordinated
                        notes issuance costs                       710       393       139
                    Other (mainly currency transaction
                        gains and losses) - net                    487       213       380
                                                               -------   -------   -------
                                                                 7,059     3,692     1,633
                                                               -------   -------   -------
                                                               $33,395   $17,616   $ 5,108
                                                               =======   =======   =======


     K.   NET INCOME (LOSS) PER SHARE

                                                                       Year Ended December 31
                                                                   ------------------------------
                                                                     2001       2002       2003
                                                                   --------   --------   --------
                                                                            in Thousands
                                                                   ------------------------------
                Numerator - Basic
                    Net income (loss)                              $    856   $  4,083   $(21,616)
                                                                   ========   ========   ========
                Denominator - Basic
                    Weighted average ordinary shares outstanding
                        (net of treasury shares)                      4,632      4,932      4,332
                                                                   ========   ========   ========

                Basic net income (loss) per share                  $   0.18   $   0.83   $  (4.99)
                                                                   ========   ========   ========
                Numerator - Diluted                                $    856   $  4,083   $(21,616)
                                                                   ========   ========   ========
                Denominator - Diluted
                    Weighted average ordinary shares outstanding      4,632      4,932      4,332
                    Dilutive potential of ordinary shares
                        equivalents - options                           243        231
                                                                   --------   --------   --------
                                                                      4,875      5,163      4,332
                                                                   ========   ========   ========
                Diluted net income (loss) per share                $   0.18   $   0.79   $  (4.99)
                                                                   ========   ========   ========


          The potential effect of the convertible subordinated notes was not taken into account, since its effect is anti-dilutive. In 2003, the potential effect of the options was not taken into account, since its effect is anti-dilutive.



                                ---------------

                        -------------------------------

                                 ---------------

                        REPORT OF INDEPENDENT AUDITORS ON
                          FINANCIAL STATEMENT SCHEDULE




To the Board of Directors of
ORCKIT COMMUNICATIONS LTD.


Our audits of the consolidated financial statements of Orckit Communications Ltd. referred to in our report dated February 22, 2004 also included an audit of a Schedule - Valuation and Qualifying Accounts for each of the three years in the period ended December 31, 2003 (the "Schedule"). In our opinion, the Schedule presents fairly in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.




Tel-Aviv, Israel                                 /s/ Kesselman & Kesselman
    February 22, 2004                      Certified Public Accountants (Israel)













Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

                           ORCKIT COMMUNICATIONS LTD.
                  SCHEDULE - VALUATION AND QUALIFYING ACCOUNTS
                       Three Years Ended December 31, 2003
                              (U.S. $ In thousands)





                 Column a                       Column B       Column C       Column D          Column E
                 --------                       --------       --------       --------          --------
                                                Balance At    Additions                          Balance
                                               Beginning of   Charged to                        At End of
                                                  Period       Expenses       Deductions         Period
                                                --------       --------       --------          --------

Allowance for doubtful accounts:
    Year ended December 31, 2003                  $  83         $  63          $  (63)            $  83
                                                   ====          ====           =====              ====
    Year ended December 31, 2002                  $ 549                        $ (466)            $  83
                                                   ====                         =====              ====
    Year ended December 31, 2001                  $ 150         $ 399                             $ 549
                                                   ====          ====                              ====

                           ORCKIT COMMUNICATIONS LTD.
                                  EXHIBIT INDEX


   Exhibit
   Number                                                Title
   ------                                                -----

4.7            Spediant Stock Option Plan

4.8            Promissory Note dated March 30, 2004 made by Orckit Communications Ltd. to HSBC Bank USA

8.1            Subsidiaries of Orckit Communications Ltd.

12.1           Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act

12.2           Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act

13.1           Certification of Principal Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act

13.2           Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act

14.1           Consent of Kesselman & Kesselman, independent auditors of Orckit Communications Ltd.
